Exhibit 99.1

FORGING COMMERCIAL & CLINICAL PATHWAYS TARGETING INFECTIOUS DISEASES WITH ORAL IMMUNOTHERAPIES MAY 2019 GARY S. JACOB, Ph.D. CEO NASDAQ: IMRN ASX: IMC 1

SAFE HARBOR STATEMENT Certain statements made in this presentation are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. 2

MANAGEMENT Chief Executive Officer of Immuron Limited since November 16, 2018. Over 30 years of experience in pharmaceutical and biotechnology - including R&D, operations, business development and capital financing. Co-founder and founding CEO of Synergy Pharmaceuticals. Co-inventor of TRULANCE® (plecanatide), an FDA approved drug to treat chronic GI disorders. Raised over USD $500 million of capital in the public markets to support Synergy from founding to approval of TRULANCE® in 2017. Ph.D. in Biochemistry; University of Wisconsin-Madison and BS in Chemistry from the University of Missouri. Former Acting CEO of Immuron Ltd. Over twenty years’ experience in pharmaceutical and biotechnology industries. Former Chief Operating Officer of TransBio Ltd. Responsible for strategic identification, development and maintenance of global commercial partnerships, along with development, management and IP portfolio, R&D and technology transfer. Leadership roles in business development, project management, IP portfolio management, R&D, senior management. Consultant to academic institutes, private and publicly listed companies and government departments specializing in development and commercialization strategies. PhD in medicine from the University of Melbourne. 3

BOARD OF DIRECTORS CHAIRMAN & EXECUTIVE VICE CHAIRMAN 4

COMPANY HIGHLIGHTS We are a commercial and clinical-stage biopharmaceutical company focusing on infectious diseases with oral immunoglobulin-based therapies. Validated Technology Platform with One Registered Asset, Travelan® Generating Revenue IMM-124E & IMM-529, in Clinical Development for Treatment of Liver Disease and C. difficile Infections Plan for Accelerated Regulatory Path to Approval for IMM- 124E (TravelanR) as Drug to Prevent Travelers’ Diarrhea in USA 5

PLATFORM OVERVIEW: ORAL IMMUNOGLOBULINS Toxin Neutralization Oral + Isolation of Development Antimicrobial Clearance of hyperimmune of Highly therapeutics targeted gut antibody-rich Specific without pathogens bovine Vaccines drawbacks of colostrum antibiotics 6

US DOD R&D COLLABORATION AGREEMENTS Collaboration on Development of a Shigella-Specific Therapeutic Armed Forces Research Institute of Medical Sciences (AFRIMS) June 2016 Naval Medical Research Center (NMRC) August 2016 Walter Reed Army Institute of Research (WRAIR) June 2016 Travelan® binds 180 pathogenic strains of bacteria from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand 7

DEVELOPMENT PIPELINE: TWO-PRONGED PLAN DEVELOPMENT STAGE HIGHLIGHTS PRE-CLINICAL PHASE 1 PHASE 2 PHASE 3 MARKET ANTI-INFLAMMATORY PROGRAMS TGA ARTG Aust L106709 (2004) Commercial product - Australia Travelan® Health Canada NPN 80046016 (2015) Commercial product - Canada Dietary supplement (2015) Commercial product - USA PLAN TO DEVELOP AS DRUG TO IMM-124E (Travelan®) PREVENT TRAVELERS’ DIARRHEA IN USA TO PREVENT RECURRENCE IN IMM-529 C. DIFFICILE PATIENTS 8

BACKGROUND OF TRAVELAN®: PLAN TO EXPAND USE COMMERCIAL PRODUCT DRUG CANDIDATE IMM-124E Marketed in Australia, USA Status with FDA: and Canada IND 14,933* Plan to develop IMM-124E as an *IMM-124E for treatment approved drug to prevent Travelers’ of NASH Diarrhea 9

WHAT IS TRAVELERS’ DIARRHEA? Caused by consuming food or water infected with pathogens. Three or more unformed stools in 24 hours. Bacterial pathogens are the predominant risk1. Enterotoxigenic E. coli (ETEC) are the predominant pathogens2,3: 42% in Latin America 28% in Asia Up to 70% of travelers suffer from travelers’ diarrhea4. 1 Steffen, R. 2017 Epidemiology of travelers’ diarrhea. Journal of Travel Medicine 24(1) 2 Leder, K. 2015 Advising Travellers about Management of Travelers’ Diarrhea. Australian Family Physician, vol 44 No. 1-2 Jan. Feb 2015 3 Castelli et. al., Epidemiology of Travelers’ Diarrhea, J. Travel Medicine 2001; 8 (Suppl2) S26-S30 4 CDC Yellow Book 2018, Chapter 2 Travelers’ Diarrhea. 10

TRAVELAN® COMMERCIAL PROFILE: INCREASING SALES ADDRESSING LARGE MARKETS Immuron Sales $3,000,000 $2.68M $2,500,000 2019 Global market - US $630M $2.01M $2,000,000 Expected to reach US $890M by $1.38M $1,500,000 2024 at 7% CAGR 1 $1,000,000 $500,000 $0 FY17A FY18A FY19B 1. https://www.marketwatch.com/press-release/at-71-cagr-travelers-diarrhea-therapeutics-market-size-to-reach-usd- AUD 890-million-by-2024-2019-05-08 11

ANTIBIOTIC RESISTANCE: OPPORTUNITY FOR TRAVELAN®

International Society of Travel Medicine
Promoting healthy travel worldwide

International Society of Travel Medicine, 2017 guidelines for treating Travelers' Diarrhea included[1]:

- Antibiotics should **NOT** be used routinely, except patients at high risk of complications
- Rifaximin recommended when antibiotic prophylaxis is indicated
- Fluoroquinolones not recommended for prophylaxis[2]
- Insufficient evidence to recommend prebiotics or probiotics

The opportunity: Travelan®, the alternative to antibiotic treatment of TD

1 Riddle et al. 2017. Guidelines for the prevention and treatment of travellers' diarrhea: a graded expert panel report. Journal of Travel Medicine 24(1).
2 Tribble, D. 2017 Resistant pathogens as causes of traveller's diarrhea globally and impact(s) on treatment failure and recommendations. Journal of Travel Medicine 24(1)

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TRAVELAN® AS A DRUG TO PREVENT TRAVELERS' DIARRHEA

- Travelan® evaluated in two randomised, double-blind, placebo-Controlled Human Infection Model challenge clinical trials
- 90 healthy volunteers in Study 1 & 2
- Published in Scandinavian Journal of Gastroenterology



STUDY 1: 30 participants

PLACEBO	IMM-124E 400mg TID
15	15

Oral challenge with O78 ETEC strain (H10407)

Diarrhea was defined as passage of two or more unformed stools during 48 hour period within 72 hours of the challenge

RESULTS: Travelan® provided over 90% prophylactic efficacy against diarrhea due to infection by the major strain of E.coli that causes TD

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Otto et al. 2011 Randomized Control Trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by ETEC in volunteers. Scandinavian Journal of Gastroenterology, 2011; 46: 862–868.

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RESULTS OF TRAVELAN® SHIGELLA CHALLENGE STUDY* 3 x109 S. flexneri Travelan® group “TravelanR” x 6 days No Treatment x 8 days DAYS 1 2 3 4 5 6 7 8 9 10 11 12 13 14 “Placebo” x 6 days Placebo control group 1 *Collaboration with AFRIMS & WRAIR = last day of S. flexneri consecutive +ve stool culture 14

IMM-124E DRUG DEVELOPMENT PLAN Revamp Travelan® for FDA approval as drug to prevent Travelers’ Diarrhea in travelers to endemic areas: File IND with Hold Pre-IND Single Double- Execute Assimilate Data Meeting to Blind & Placebo Prevention Trial to Support Discuss Merits of Controlled Trial and File Literature-Based 505(b)(2) for Prevention of Registration FDA Submission Application Travelers’ Package Diarrhea 15

US SALES FORECAST FOR TRAVELAN®: IF APPROVED AS DRUG TO PREVENT TD MARKET POTENTIAL FOR TRAVELAN® SALES: USD >$100 MILLION Market potential figure derived from: 2014 figures of US citizens traveling to high risk destinations for TD (44.3 million)1 and obtaining pretravel advice (22.2 million)2. Sources of pre-travel advice include primary care provider, travel medicine specialist, company doctors, pharmacist, and travel agencies2. Our forecast utilizes a very conservative estimate for % of US citizens purchasing Travelan® after seeking pre-travel advice. 1. U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m-2014-O-001/index.html. Accessed June 26, 2015. 2. Mathyas Wang , MD , Thomas D. Szucs , MD, MBA, MPH, LLM , and Robert Steffen , MD. Economic Aspects of Travelers ‘ Diarrhea. Journal of Travel Medicine, Volume 15, Issue 2, 2008, 110 118 16

COMPETITOR MARKET ANALYSIS ANTI-DIARRHEAL DRUGS Ave cost 2 Drug Indication Dosing Revenue USD Millions (Year) week trip FDA APPROVED DRUG TREATMENTS FOR DIARRHEA PEPTO BISMOL (BSS) Relief for heartburn, nausea, indigestion, upset stomach and diarrhea. 2 tabs QID $20.97 1 82.6 (2013) 2 IMMODIUM Decrease the frequency of diarrhea in TD, gastroenteritis, inflammatory bowel disease, and $17.33 1 2 tabs (2 mg) 82.5 (2013) 2 short bowel syndrome. (48 caplets) CIPROFLOXACIN Bacterial infections. (FLUOROQUINOLINE) 500 mg $44.52 3 40.8 (2015) 3 RIFAXIMIN Treatment of Travellers’ Diarrhea. 3 caps (200 mg) $657 4 TID PRESENTLY, THERE IS NO FDA APPROVED DRUG TO PREVENT TRAVELERS’ DIARRHEA TRAVELAN® Dietary Supplement. 3 caps (200 mg) $30 30 0.77 (2018) 5 TID caplets 1. Amazon.com 2. Top 10 OTC brands for digestives by revenue in the USA in 2013 3. Almalki et. al., Utilization, spending & price trends for quinolones in the US, Pharmacoecon Open 2017 Jun: 1(2): 123-131 4. Drugs.com Xifaxan (rifaximin) price guide. Cost of Xifaxan oral tablet 200 mg ~$657 for 30 tablets 5. US Sales for Travelan FY2018 17

NEUTRALIZING CLOSTRIDIUM DIFFICILE, WHILE SPARING THE MICROBIOME IMM-529 18

CLOSTRIDIUM DIFFICILE MARKET OPPORTUNITY

***Clostridium difficile* (*C. difficile*) is a bacterium that causes diarrhea and more serious intestinal conditions such as colitis**

- Therapeutic market expected to grow from USD $630 million in 2016 to over $1.7 billion by 2026 – CAGR 15%[1]
- Leading cause of gastroenteritis-associated mortality in U.S.[2]
- Approx. 44,500 patients[3] died in 2014 from C. *difficile* infections (U.S.)
- Potential orphan disease (7 years market exclusivity and premium pricing)

1. https//www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
2. Jagai, et.al., BMC Gastroenterology, 2014:14:211 Trends in gastroenteritis-associated mortality in the USA.
3. K. Desai, BMC Infect. Dis., 2016,16:303

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THE UNMET NEED Current standard of care for C. difficile includes vancomycin, metronidazole & fidaxomicin Therapies plagued by significant CDI recurrences (*1st relapse: 25%; 2nd: 40%; 3rd: 60%) underscoring need for new treatments Growing resistance to vancomycin treatment Some treatments are administered intravenously rather than via the gut where C. difficile resides * Isobel Ramsay, Nicholas Brown and David Enoch. Recent Progress for the Effective Prevention and Treatment of Recurrent Clostridium difficile Infection. Infectious Diseases: Research and Treatment Volume 11: 1 4 (2018). DOI: 10.1177/1178633718758023 20

IMM-529 TARGETS Ingestion of Due to unique character of C. spores difficile bacterium, it is difficult to reduce its recurrence with antibiotics. Germination of spores Toxin B production Colonisation by vegetative cells Infection 21

THE *C. DIFFICILE* PREVENTION OF RECURRENT CDI MOUSE MODEL*

C57BL/6 mice 6–7 weeks



C. difficile challenge (10^3 spores)

Administration of water or IMM-529

Day -10   -1   0   +8

Antibiotics in drinking water to induce susceptibility to *C. difficile*

Vancomycin treatment ceases

Administration of vancomycin alone or vancomycin + IMM-529 12 hour post infection

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

IMMURON

*Collaboration with Prof. Dena Lyras, Monash University, Australia

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IMM-529 ANIMAL MODEL STUDY Relapse Study All studies statistically S u r v iv a l significant 1 1 0 In f e c te d + S O C 1 0 0 l 9 0 ** In fe c te d + S O C + IM M -5 2 9 a 8 0 p=0.0027 iv v 7 0 r u 6 0 t s 5 0 n e 4 0 c r 3 0 e P 2 0 Demonstrated ~80% 1 0 survival rate (7/9) vs. 0 ~10% survival rate in 0 2 4 6 8 1 0 1 2 1 4 1 6 1 8 2 0 control group (1/9) D a y s a fte r v a n c o m y c in tre a tm e n t c e a s e d 23

IMM-529 DRUG DEVELOPMENT PLAN Develop clinical protocol for FDA approval as drug to prevent recurrent Clostridium difficle Infection: File IND with Hold pre-IND Develop clinical plan for placebo meeting to Execute registration controlled trial discuss clinical recurrence strategy for FDA for prevention of protocol and prevention trial submission disease strategy recurrence 24

COMMERCIAL & PRODUCT DEVELOPMENT PIPELINE

PROGRAM	INDICATIONS	DEVELOPMENT STAGE					PROGRAM HIGHLIGHTS
		PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	
ANTI-INFLAMMATORY PROGRAMS							
Travelan®	Travelers' Diarrhea	TGA ARTG Aust L106709 (2004)					Commercial product Australia
Travelan®	Travelers' Diarrhea	Health Canada NPN 80046016 (2015)					Commercial product Canada
Travelan®		Dietary supplement (2015)					Commercial product USA
Travelan® (IMM-124E)	Travelers' Diarrhea						Plan for FDA submission
Travelan® (IMM-124E)	NASH						Top Line Results Reported March 2018
IMM-124E	ASH						NIH Funded VCU Topline results expected 2H 2019
IMM-124E	Pediatric NAFLD						NIH Funded; Emory University Topline results expected 1Q 2020
IMM-529	*C. Difficile*						Developing to prevent recurrence in C. difficile patients
WRAIR	*Shigella*						Walter Reed Army Institute of Research

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IMM-124E: FATTY-LIVER PORTFOLIO Two ongoing NIH funded Phase 2 Programs currently underway: ASH and Pediatric NAFLD ASH NIH funded; sponsored by Virginia Commonwealth University Lead Principal Investigator: Arun Sanyal; Former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the NIH (National Institute of Health) Fully recruited: 56 patients Endpoints: Clinical Safety; Serum endotoxin (LPS) levels Timing: topline results expected in 2H2019 PEDIATRIC NAFLD NIH funded; sponsored by Emory University Lead Principal Investigator: Miriam Vos; Current enrollment: 23/40 patients Endpoint: ALT; 3 months treatment Timing: topline results in 1H 2020 26

KEY MILESTONES EXPECTED TO DRIVE VALUE 2H 1H 2H 1H 2019 2020 2020 2021 Pre-IND Meeting to Initiate Phase 3 Phase 3 IMM- File Discuss IMM-124E Clinical Trial on 124E TD 505(b)(2) NDA Literature-Based IMM-124E TD Clinical Data for IMM-124E 505(b)(2) prevention study Available TD prevention study IMM-124E ASH Pre-IND Meeting Initiate U.S. Clinical Trial Top Line on IMM-529 C. Phase 2 trial Results difficile program on IMM-529 to Results from US Army trials expected treat recurrent 2019/2020 Pediatric NAFLD CDI Top Line Results 27

COMPANY CAPITALIZATION Immuron Limited Ordinary Shares ADSs Shares 128,565,106 366,265* Options1 44,823,800 N/A Warrants2 N/A 694,000 Total 173,388,906 1,060,265 1. Options - Exercise price range: AUD $0.300 to $1.944 (Expiring from 28 May 2019 to 15 March 2023) Information prepared as 2. Exercise price of AUD $10.00 per ADS (1 ADS represents 40 ordinary at 1 May 2019 shares*) [Expiring 13 June 2022] 28